FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

May 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Karen J. Garnett, Assistant Director

Mail Stop 4561

Re:      FSP 303 East Wacker Drive Corp.
Registration Statement on Form 10
Filed April 11, 2008
File No. 000-53165

Dear Ms. Garnett:

FSP 303 East Wacker Drive Corp. (“we” or the “Company”) has set forth below responses to the comments on the Company’s Registration Statement on Form 10 (the “Registration Statement”) provided by you to Mr. George J. Carter in a letter dated May 12, 2008 (the “Letter”).  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In some instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement.  Such changes are reflected in Amendment No. 1 to the Registration Statement being filed with the Commission by electronic submission concurrently with this Letter (the “Revised Registration Statement”).   The page numbers referred to in the responses below reference the applicable pages of the Revised Registration Statement.  Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement.

Comment

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
May 30, 2008

Response

The Company respectfully acknowledges the Staff's comment. In anticipation of the automatic effectiveness of the Registration Statement on June 10, 2008, and in order to ensure that the financial disclosure in the Registration Statement is current as of the effective date, the Company has added financial statements and related disclosure to the Revised Registration Statement for the quarter ended March 31, 2008.

Comment

Item 1.  Business, page 1

2.	Please disclose the costs and effects of any governmental regulations or compliance with environmental law applicable to you. We refer you to Item 101(h)(4) of Regulation S-K.

Response

Please see the additional disclosure on page 4 of the Revised Registration Statement.

Comment

Permanent Mortgage Loan, page 4

3.	Please revise to explain how holders of your Preferred Stock could benefit from permanent debt financing or some other capital event. Also, please clarify what you mean by “other capital event.”

Response

Please see the revised disclosure on page 4 of the Revised Registration Statement.

Comment

Item 1A.  Risk Factors, page 5

4.
Please revise your disclosure to include risks associated with investing in your stock or explain to us why you believe this is not applicable.  We refer you to Item 503(c) of Regulation S-K and Item 1A of Form 10.

Response

The Company respectfully submits that it is a “Smaller reporting company” as such term is defined in Rule 12b-2 of the Exchange Act and that Item 1A of Form 10 provides that “Smaller reporting companies are not required to provide the information required by this item.”

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
May 30, 2008

Comment

Material U.S. Federal Income Tax Considerations, page 10

5.	Please revise to clarify whether you made the election to be taxed as a REIT for the taxable year ended December 31, 2007.

Response

Please see the additional disclosure on page 12 of the Revised Registration Statement.

Comment

Item 3.  Properties, page 20

6.	Please disclose the annual rent paid by each of KPMG and CTE. Also, disclose the average effective annual rent per square foot for the office building for each of the past five years.

Response

With respect to the request to disclose the annual rent paid by each of KPMG and CTE, please see the additional disclosure on page 21 of the Revised Registration Statement.

With respect to the request to disclose the average effective annual rent per square foot for the office building for each of the past five years, the Company respectfully submits that the requested disclosure is not required by Item 3 of Form 10 or Item 102 of Regulation S-K.  Item 3 of Form 10 requires registrants to furnish the information required by Item 102 of Regulation S-K.  Item 102 of Regulation S-K is titled “Description of Property” and requires registrants to disclose a brief description of the “location and general character of . . . materially important physical properties . . . ..”  Instruction 1 to Item 102 elaborates by providing that “[w]hat is required is such information as reasonably will inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities by the registrant.”  The Company respectfully submits that Item 3 of the Registration Statement satisfies the requirements of Item 102 of Regulation S-K by including, among other information, the location of the Property, the date that the Company acquired the Property, the total rentable square footage at the Property, leasing statistics as of March 31, 2008, the total number of tenants as of March 31, 2008, general information on the structure of leases at the Property and background information on tenants that occupy 10% or more of the Property’s rentable space.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
May 30, 2008

The Company respectfully submits that Item 102 of Regulation S-K does not require the inclusion of operating data.  In reviewing the disclosure request in the Letter, the Company found an almost identical disclosure requirement in Item 15(e) of Form S-11.  The Company respectfully submits that Item 15(e) of Form S-11 is not applicable to Item 3 of Form 10.  Form S-11 is a registration statement promulgated under the Securities Act of 1933 and Form 10 is a registration statement promulgated under the Securities Exchange Act of 1934.  In fact, Form S-11 requires both a “Description of Real Estate” in Item 14 and “Operating Data” in Item 15.  The Company respectfully submits that Form 10 does not include an analogous “Operating Data” disclosure requirement and that the imposition of such a requirement would require an amendment to Form 10.  Alternatively, the Company respectfully requests that the Staff identify the source that requires such disclosure in Item 3 of Form 10.

Notwithstanding the Company’s response above, the Company respectfully submits that it acquired the Property on January 5, 2007 and, as a result, does not have historical data going back four years from the prior owner.

Comment

Item 3.  Properties, page 20

7.
Please disclose a schedule of lease expirations for each of the next ten years, starting with 2008.  State the number of tenants whose leases will expire, the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases.

Response

The Company respectfully submits that the requested disclosure is not required by Item 3 of Form 10 or Item 102 of Regulation S-K.  Please refer to the Company’s response in the second paragraph of Comment #6 above for additional information.

The Company respectfully submits that Item 102 of Regulation S-K does not require the inclusion of operating data.  In reviewing the disclosure request in the Letter, the Company found an almost identical disclosure requirement in Item 15(f) of Form S-11.  The Company respectfully submits that Item 15(f) of Form S-11 is not applicable to Item 3 of Form 10. Please refer to the Company’s response in the third paragraph of Comment #6 above for additional information.

Notwithstanding the Company’s response above, the Company respectfully submits that  it only owns the Property and that it will not acquire any additional properties.  As a result, the financial statements in the Registration Statement reflect the results of operations of only the Property, which may be distinguishable from other registrants that own a portfolio of properties.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
May 30, 2008

Comment

Item 3.  Properties, page 20

8.
We note your disclosure in Item 3 and throughout the registration statement that a remeasurement of the property in 2002 concluded that the property’s rentable space could be increased.  Outline briefly any proposed program for the renovation and improvement of the property, including the estimated cost thereof and the method of financing to be used.

Response

There are no separately identifiable costs expected to be incurred for this process other than those typically found in the ordinary course of business of a commercial property owner with lease expirations and re-leasing of space.  The increase of the rentable space is not a function of an on-going expenditure program for renovation or improvements but a function of remeasured space, the timing of lease expirations and re-leasing of that space.

Since the Property was constructed and subsequently leased by the prior owner(s), tenants signed leases which stated an agreed upon square footage.  In 2002, the prior owner had the Property completely remeasured, which remeasurement indicated that the potential size of the Property was greater than the agreed upon square footage in executed leases.  As leases expire and the space is re-leased, new leases will reflect the remeasured square footage based on the 2002 analysis.

Comment

Item 15.  Financial Statements and Exhibits, page 30

9.
Please file as an exhibit the management agreement with Hines Interests Limited Partnership referenced on page 3 of the registration statement or tell us why you believe the agreement does not need to be filed.  We refer you to Item 601(b)(10) of Regulation S-K.

Response

The Company respectfully submits that the management agreement with Hines Interests Limited Partnership “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries” and, as a result, that it was “made in the ordinary course of business and need not be filed” pursuant to Item 601(b)(10)(ii) of Regulation S-K.  In addition, the Company respectfully submits that none of the exceptions described in Item 601(b)(10)(ii)(A) – (D) apply to the management agreement with Hines Interests Limited Partnership including, without limitation, the requirement set forth in Item 601(b)(10)(ii)(B) to file any “contract upon which the registrant’s business is substantially dependent”.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
May 30, 2008

The Company respectfully submits that, although Hines Interests Limited Partnership provides the Company with day-to-day property management, construction management and leasing services relating to the operation of the Property, FSP Property Management LLC has ultimate responsibility for managing the Property, including supervising Hines Interests Limited Partnership.  Accordingly, the Company respectfully submits that the asset management agreement with FSP Property Management LLC constitutes a “contract upon which the registrant’s business is substantially dependent”.  The Company filed the asset management agreement with FSP Property Management LLC as Exhibit 10.3 to the Registration Statement.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

(ii)
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (781) 557-1303 with any questions or comments concerning this filing.

Very truly yours,

/s/ Scott H. Carter, Esq.

Scott H. Carter, Esq.
Assistant Secretary of the Company

cc:	Kristina Aberg, Esq.
Mr. George J. Carter
Ms. Barbara J. Fournier
Mr. John G. Demeritt
Mr. Andrew J. Klouse